Exhibit 99.1

Otonomo Provides Business Updates for the Nine Months Ended September 30, 2021

HERZLIYA, Israel and SAN JOSE, California, November 12, 2021-Otonomo Technologies Ltd. (Otonomo) (NASDAQ: OTMO), a leading provider of a pioneering mobility intelligence platform, today provided a business update and announced financial results for the nine months ended September 30, 2021.

Management’s Remarks

“On August 16, Otonomo’s ordinary shares began trading on Nasdaq. This milestone marked a key step in positioning Otonomo to increase scale and fulfill our vision of building the world’s most advanced mobility and automotive ecosystem powered by data. Currently, we are laying the groundwork to leverage the significant growth opportunities ahead and we are moving quickly in that direction. Our recent acquisition of Neura, a leader in AI-based mobility intelligence, extends our capabilities to turn data into actionable insights and expands our addressable market beyond the automotive arena to include the mobility industry. Recently, Otonomo announced partnerships and other relationships with several industry leaders including AWS, Salesforce, and LeasePlan” said Ben Volkow, Chief Executive Officer, Co-Founder, and Director of Otonomo.

“We are in the process of negotiating new partnership and other relationship agreements and continue to build relationships that will have potential to generate significant revenue over time. However, it may take time before the impact of such relationships are reflected in our financial results. We are focused on reinforcing and expanding the technological infrastructure Otonomo has developed for the entire automotive/mobility ecosystem. During the remainder of 2021 and over the course of 2022, we intend to build upon growth trends in our business, including mobility, fleets, and traffic intelligence.”

Third Quarter 2021 Company Highlights and Recent Developments

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Signed two new OEM agreements and one expansion OEM agreements for connected vehicle data: These agreements cover both aggregate and personal data flows. Overall, we increased the number of OEM agreements from 19 to 21 during the third quarter of 2021.

•	Launched Otonomo for Salesforce on the AppExchange: The app enables enterprises, of all sizes, to seamlessly merge customer and vehicle data to optimize and grow their businesses.

•	Otonomo Partnered with LeasePlan: This strategic partnership offers valuable insights into fleet vehicle performance and behavior.

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Listed on Nasdaq: Otonomo became a publicly traded company and in the process raised approximately $255M through its business combination and related new equity investments, enabling us to push forward on our vision.

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Our multi-layer data approach is gaining traction in the market: We are successfully transitioning certain data away from the traditional FCD (Floating Car Data) limited dictionary to a multi-layer sensor data environment that includes weather, hazard, friction, road signs, construction and more.

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Experienced Executives Joined Our Management Team: We also announced the appointment of two new executives Anders Truelsen as Chief Revenue Officer and Doron Simon as EVP Corporate Development and Strategy

•	Added a New Data Partner: Otonomo was selected by OBI+ as a data partner, turbo-charging its cloud-based fleet management services with Otonomo’s rich, connected vehicle data.

•	Recently Acquired Neura Secured Several Mobility Intelligence Deals, During the Three Months Ended September 30, 2021, including transactions relating to:
•	Transportation planning: a large commercial planning transportation provider leveraged the Neura solution to deliver services based on mobility patterns,

•	Electrical Vehicle Charging Stations (EVCS): a leading European EVCS company utilized Neura to find optimal locations based on utilization, performance, and ROI projections, and

•	MaaS: a Brazilian MaaS market leader used Neura to maximize ridership and operational efficiency, based on visibility into the actual demand for micro-mobility services.

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We are in discussions with Mitsubishi regarding entry into a new commercial arrangement that will align with the technological and market needs of both parties. In the meantime, our Vehicle-Data Marketplace Agreement and IOT HUB Software License Agreement with Mitsubishi are no longer in place.

•	Revenues for the nine months ended September 30, 2021 were $657,000.

•	Cash and cash equivalents as of September 30, 2021 were approximately $232 million.

2021 Full-Year Guidance

Otonomo expects its revenue for the fiscal year 2021 to be between $1.4 million and $1.5 million.

The revenue guidance for fiscal year 2021 included in this release is based on the preliminary information available to us at this time and may vary based upon completion of the financial closing procedures and final adjustments.

Conference Call Details

Otonomo’s management will host a conference call to discuss the third quarter financial results today, November 12, at 8:30 a.m. Eastern Time. Management members on the call will include Ben Volkow, CEO, Bonnie Moav, CFO, and Doron Simon, EVP of Strategy and Corporate Development.

Otonomo encourages participants to pre-register for the conference call using the following link: http://emea.directeventreg.com/registration/6576354.

Participants can choose to view the session via a live webcast from a link on Otonomo’s website at https://edge.media-server.com/mmc/p/f4oiarxe.

Participants can also choose to call in. They will receive a unique dial-in number upon registration, which enables immediate access on the day of the call. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number. Participants may pre-register at any time, including up to and after the call start time.

The conference call will begin at:

8:30 a.m. Eastern Time

5:30 a.m. Pacific Time

3:30 p.m. Israel Time

A replay of the conference call will be available from November 12, 2021, at 12:00 p.m. Eastern Time on Otonomo’s website at https://investors.otonomo.io/news-events/events.

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About Otonomo

Otonomo fuels a data ecosystem of OEMs, fleets, and more than 100 service providers spanning the transportation, mobility, and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 40 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions — taking the guesswork out of mobility and transportation planning, deployment, and operations. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, traffic management, EV management, subscription-based services, micromobility, parking, predictive maintenance, insurance, media, in-vehicle services, and dozens of smart city solutions. Otonomo has an R&D center in Israel, and a presence in the United States and Europe.

More information is available at otonomo.io

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Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s final prospectus filed with the SEC on Nov 3, 2021 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

For additional information, please contact:

Company Contact:

Jodi Joseph Asiag

Otonomo

+972-54-232-2082

jodija@otonomo.io

Investor Relations Contact:

Miri Segal

MS-IR LLC

+1-917-607-8654

Msegal@ms-ir.com